EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
TO ARTICLES OF INCORPORATION OF
USURF AMERICA, INC.

Pursuant to the provisions of Chapter 78 of the Nevada Revised Statutes, the undersigned corporation adopts the following Articles of Amendment to Articles of Incorporation of USURF America, Inc.:

ARTICLE I
The name of the corporation is USURF America, Inc.

ARTICLE II
The following amendment to the Articles of Incorporation was duly adopted by the shareholders of the Corporation at is Annual Meeting of Shareholders, on September 22, 2003:
Article IV hereby deleted in its entirety and replaced by the following language:
“ARTICLE IV
4.1

The aggregate number of shares which the Corporation shall have the authority to issue is Five Hundred Fifty Million (500,000,000) shares. Of such 500,000,000 shares, Four Hundred Million (400,000,000) shall be classified as common stock, $.0001 par value per share (‘Common Stock’), and One Hundred Million (100,000,000) shall be classified as preferred stock, $.0001 par value per share (‘Preferred Stock’). All shares of Common Stock and Preferred Stock, when issued, shall be non-assessable and fully paid.

4.2

Shares of Preferred Stock may be issued from time to time in one or more series as the Board of Directors of the Corporation may determine. The Board of Directors is hereby authorized, by resolution or resolutions, to provide from time to time, out of the unissued shares of Preferred Stock not then allocated by any series of Preferred Stock, for one or more series of the Preferred Stock. Before any shares of any such series of Preferred Stock are issued, the Board of Directors shall fix and determine, by resolution or resolutions, the number of shares in the series, and the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof. The Board of Directors may, at any time and from time to time, by resolution or resolutions, increase or decrease the number of shares of any series of Preferred Stock, to the extent permitted by law.”

ARTICLE III

The vote by which the shareholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation, have voted in favor of the amendment is:

For: 74,800,492	Against: 1,372,534	Abstain: 81,055

Dated: September 23, 2003.	USURF AMERICA, INC.

By:	/s/ KENNETH J. UPCRAFT
Kenneth J. Upcraft Executive Vice President